EXHIBIT 99.6

Call-Net’s total revenue grows year over year as the Company continues to make gains in the home and business local service market

–	Company adds 35,200 local service lines in the quarter

–	Continued reduction in churn

–	18% growth in consumer revenue, year over year

–	4% growth in business revenue, year over year

–	5% increase in gross margin, year over year

–	Generates $2.6 million in free cash flow, in quarter

TORONTO, ON, July 28, 2004 — Call-Net Enterprises Inc., a national facilities-based provider of competitive telecommunications, data and Internet Protocol (IP) solutions to households and businesses across Canada, today reported financial results for the second quarter ending June 30, 2004.

“Our focus on selling bundles using our home phone service as a foundation continues to be the right growth strategy,” said Bill Linton, president and chief executive officer, Call-Net Enterprises. “Sixty per cent of consumer services revenue now comes from customers who purchase more than one product from us compared to 45 per cent in the same quarter last year.”

Consolidated revenue for the second quarter of 2004 was $200.8 million, a 4 per cent increase from the same period last year. Second quarter earnings before interest, taxes, depreciation and amortization (EBITDA) were $22.4 million, a $1.3 million decrease from the second quarter of 2003 primarily due to an increase in operating costs. Gross margin for the quarter was $100.3 million, a $4.6 million increase from the second quarter of 2003.

During the quarter, the Company launched local service in several communities in Southern Ontario and in the Greater Montreal Area. Local service is now available in over 31 municipalities across the country bringing the total addressable market to over seven million household and business lines.

Consumer services revenue improved by 18 per cent or $10.8 million compared with the same quarter in 2003, with increases in most consumer products including home phone, long distance and wireless service. Churn for home phone service bundled customers continued to improve from the same period in the previous year, down to 2.4 per cent from an average of 3.5 per cent. Success in customer retention is attributed to the Company’s unique set of bundled services and the combined effect of the regulatory decisions to extend the ‘no winback’ period from three to 12 months and to unbundle home phone and high-speed Internet access services.

Business revenue grew by four per cent or $3.4 million compared to the second quarter of 2003, with improvement in every product category except long distance. The growth is reflective of the success of the Company’s IP Enabled Solutions offering, the continued success of cross border sales with Sprint, and growth in the small and medium-sized business market. Revenue from data service offerings should overtake revenue from business long distance at some point during the next year.

On May 26, Call-Net announced an agreement with Bell Canada to acquire certain assets of 360networks Corporation including significant portions of its business customer base and specific network facilities in Ontario, Quebec and Atlantic Canada. Call-Net will enter into a two-year transitional services agreement with Bell Canada to provide technical and operational services to the newly acquired customer base and in exchange be paid approximately 70 per cent of the total retail revenue. The transaction is conditional on Bell Canada’s acquisition of the Canadian assets of 360networks Corporation, which is expected to close by September of 2004.

“On closing, this transaction will greatly increase our business customer base and will allow us to more rapidly and cost-effectively expand our local, fibre and IP networks in Eastern Canada, further reducing our reliance on leased facilities, added Linton. “It will add over 4,500 new business customers to our existing base of 14,000, provide direct access to over 1,000 office buildings and will add a minimum of $50 million in revenue to the business solutions group.”

As expected, gains in consumer and business operations were offset by a continued decline in wholesale carrier revenue. Wholesale carrier revenue for the second quarter was $45.2 million, a $7.5 million decline from the second quarter of the previous year. Wholesale carrier revenue now comprises less than 23 per cent of Call-Net’s total consolidated revenue.

Carrier charges for the quarter were $100.5 million, up two per cent over the same quarter last year as a result of increased costs to carry a higher volume of local, wireless and international long distance traffic, and increases in the cost of equipment supplied to customers, offset by a decline in the cost of providing data services. Total operating costs for the second quarter were $77.9 million, representing an eight per cent increase over the same period last year. The increase in operating costs was expected as the Company redeploys cost savings generated in carrier charges to sales, marketing, provisioning and customer care, in pursuit of its growth objectives.

“Call-Net’s exposure to long distance pricing continues to decline with long distance now comprising 55 per cent of total revenue in the quarter, down from 60 per cent in the same quarter last year,” said Roy Graydon, executive vice president and chief financial officer. “We have had several consecutive quarters of consistent performance with growth in local and data services offset by declines in long distance.”

Regulatory

There were no significant regulatory decisions during the second quarter. However on July 14, 2004, the CRTC issued a decision, making changes to the interconnection regime for the exchange of traffic. The decision will among other things, allow Call-Net to consolidate traffic on existing trunks thus gaining significant efficiencies. This decision was initially triggered by an application filed by Call-Net in June 1999 and followed a lengthy public proceeding.

Outlook

Call-Net expects continued growth in its consumer and business solutions revenue, offset somewhat by continued decline in carrier services revenue. However, year to date, average revenue per minute in the long distance market has declined faster than anticipated. Should this trend continue, the Company would expect revenue and EBITDA growth to be somewhat affected. However, Call-Net continues to expect to be cash flow self-sufficient in 2004, generating more in EBITDA than it spends in interest, capital and taxes.

Carrier charges should remain approximately at 50 per cent of revenue for the year as a result of the Company’s ongoing efforts in network optimization.

Sprint Canada’s recent launch of voice over Internet protocol (VOIP) telephony service to the consumer market is expected to accelerate the growth of the customer base in the long run, but is also expected to have a short-term negative effect on EBITDA margins in the remainder of 2004 as the cost of selling and provisioning these customers will be incremental to the Company’s existing expenditures. The extent of this effect will depend on the success of the product.

Capital expenditures for the remainder of 2004 will be in the range of eight per cent of revenue, yielding an average for the year of approximately seven per cent of revenue. The increase in expected capital expenditures is necessary to support continued growth, including the installation of new local switching equipment and the purchase of other capital equipment to support local customer growth.

Quarterly Conference Call

Call-Net will hold a quarterly conference call today at 1:00 p.m. ET. To participate in the call dial 416-695-9757 or 1-800-446-4472 (Participation code: T512862S), or join via web cast at www.callnet.ca. A replay of the call will be available until August 4, 2004 by dialing 416-695-5275 or 1-888-509-0081.

About Call-Net Enterprises Inc.

Call-Net Enterprises Inc., (TSX: FON, FON.B) primarily through its wholly owned subsidiary Sprint Canada Inc., is a leading Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 148 co-locations in five major urban areas including 31 municipalities and maintains network facilities in the United States and the United Kingdom. For more information, visit www.callnet.ca and www.sprint.ca.

Note for Investors:

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

For further information:

Media Contact:
Karen O’Leary
Corporate Communications
416-718-6445
karen.oleary@sprint-canada.com

CALL-NET ENTERPRISES INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	June 30,
[millions of Canadian dollars]	2004	December 31, 2003
		Restated
ASSETS
Cash and cash equivalents	27.3	56.5
Short-term investments	45.3	93.6

Cash, cash equivalents and short-term investments	72.6	150.1
Accounts receivable	18.8	42.7
Other current assets	27.8	48.9

Total current assets	119.2	241.7

Capital assets	482.5	516.7
Other assets	65.5	80.7

Total assets	667.2	839.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities	127.5	149.4
Long-term debt	299.0	387.1
Other long-term liabilities	48.5	49.1
Shareholders’ equity
Capital stock
Common shares, unlimited authorized	48.7	49.8
Class B non-voting shares, unlimited authorized	299.4	297.6
Preferred shares, unlimited authorized	—	—
Contributed surplus	3.9	2.9
Deficit	(159.8)	(96.8)

Total shareholders’ equity	192.2	253.5

Total liabilities and shareholders’ equity	667.2	839.1

CALL-NET ENTERPRISES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED)

	Three Months	Six Months	Three Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
[millions of Canadian dollars, except per share amounts]	2004	2004	2003	2003
			Restated	Restated
Revenue	200.8	403.3	194.1	396.3
Carrier charges	100.5	195.6	98.4	204.6

Gross profit	100.3	207.7	95.7	191.7
Operating costs	77.9	158.8	72.0	143.5
Restructuring and other charges	—	—	7.0	7.0
Depreciation and amortization	35.7	72.5	39.7	79.9

Operating loss	(13.3)	(23.6)	(23.0)	(38.7)
Loss on sale of capital assets	(0.9)	(0.9)	—	—
Loss on repurchase of long-term debt	—	(4.0)	—	—
Release of change in control provision	—	4.7	—	—
Interest on long-term debt	(8.0)	(17.7)	(11.1)	(23.2)
Interest and other expense	(4.2)	(6.4)	—	(0.4)
Foreign exchange gain (loss)	(6.4)	(14.5)	37.3	73.5

Income (loss) before taxes	(32.8)	(62.4)	3.2	11.2
Income tax expense	(0.3)	(0.6)	(1.2)	(1.6)

Net income (loss) for the period	(33.1)	(63.0)	2.0	9.6
Deficit, beginning of period	(126.7)	(93.0)	(49.6)	(57.7)
Adjustment for stock-based compensation	—	(2.9)	(1.6)	(1.2)
Adjustment for asset retirement obligation	—	(0.9)	(0.5)	(0.4)

Deficit, beginning of period as adjusted	(126.7)	(96.8)	(51.7)	(59.3)

Deficit, end of period	(159.8)	(159.8)	(49.7)	(49.7)

Basic and diluted earnings (loss) per share	(0.93)	(1.77)	0.08	0.40

CALL-NET ENTERPRISES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three Months Ended	Six Months Ended	Three Months Ended	Six Months Ended
	June 30,	June 30,	June 30,	June 30,
[millions of Canadian dollars]	2004	2004	2003	2003
			Restated	Restated
OPERATING ACTIVITIES
Net income (loss) for the period	(33.1)	(63.0)	2.0	9.6
Add (deduct) operating items not requiring cash:
Depreciation and amortization	35.7	72.5	39.7	79.9
Interest and other expense	0.8	2.1	0.7	1.7
Foreign exchange (gain) loss on long-term debt	6.7	12.7	(34.1)	(67.1)
Loss on sale of capital assets	0.9	0.9	—	—
Reversal of change in control provision	—	(4.7)	—	—
Loss on repurchase of long-term debt	—	4.0	—	—

Cash provided by operations before changes in non-cash working capital	11.0	24.5	8.3	24.1
Net change in non-cash working capital balances Related to operations	(6.6)	(16.5)	3.4	(5.0)

Cash provided by operating activities	4.4	8.0	11.7	19.1

INVESTING ACTIVITIES
Decrease (Increase) in short-term investments	(17.7)	48.3	(30.5)	14.6
Increase in long-term investments	(0.2)	(0.2)	—	—
Acquisition of capital assets	(10.6)	(24.6)	(8.8)	(17.1)
Proceeds from sale of accounts receivable	—	45.0	—	—
Change in deferred costs and other assets	0.1	(0.4)	—	—
Net proceeds on disposal of capital assets	0.4	0.4	4.0	6.9

Cash provided by (used in) investing activities	(28.0)	68.5	(35.3)	4.4

FINANCING ACTIVITIES
Decrease in right-of-way liability	(0.5)	(0.9)	(0.5)	(1.2)
Repurchase of long-term debt	—	(104.8)	—	—

Cash used in financing activities	(0.5)	(105.7)	(0.5)	(1.2)

Net increase (decrease) in cash and cash equivalents during the period	(24.1)	(29.2)	(24.1)	22.3
Cash and cash equivalents, beginning of period	51.4	56.5	80.5	34.1

Cash and cash equivalents, end of period	27.3	27.3	56.4	56.4